Legg Mason Partners Equity Trust
Legg Mason ClearBridge Large Cap Value Fund
Form N-SAR exhibit - Sub-item 77M

Prior to October 5, 2009, the Legg Mason
ClearBridge Large Cap Value Fund was named
Legg Mason Partners Investors Value Fund.


LEGG MASON LIGHT STREET TRUST, INC.
Legg Mason Classic Valuation Fund
Supplement dated August 6, 2009
to the
Prospectus dated August 1, 2009

The Board of Directors of Legg Mason Light
Street Trust, Inc. ("Board") has approved an
Agreement and Plan of Reorganization
("Plan") with respect to its series, Legg
Mason Classic Valuation Fund ("Fund"). Under the Plan, the Fund would be reorganized into Legg Mason Partners Investors Value Fund
("LMP Investors Value"), a series of Legg
Mason Partners Equity Trust. The investment manager and principal underwriter of LMP
Investors Value are affiliates of the
investment manager and principal underwriter of the Fund.
The Plan is subject to the approval of
shareholders of the Fund. If the Plan is approved, shareholders of the Fund will become shareholders of LMP Investors Value.
The Plan provides for Class A shareholders of the Fund to receive Class A shares of LMP
Investors Value equal in aggregate value to their Fund shares on the date of the reorganization. The Plan also provides for Class C shareholders of the Fund to receive
Class C shares of LMP Investors Value equal in aggregate value to their Fund shares on the date of the reorganization. The Plan also provides for Institutional Class shareholders of the Fund to receive Class I shares of LMP Investors Value equal in aggregate value to their Fund shares on the date of the reorganization. The Fund would cease operations shortly thereafter. Under the Plan, the Board may terminate the proposed reorganization at any time prior to the closing date if, in the opinion of the Board,circumstances develop that make proceeding with the proposed reorganization inadvisable.
You may continue to buy and redeem shares of the Fund prior to the closing of the proposed reorganization. However, if the
Plan is approved, sales of shares of the Fund are expected to be suspended approximately five days prior to the consummation of the proposed reorganization.
Redemptions of shares will be allowed up until the consummation of the proposed reorganization.
A shareholder meeting date of November 24, 2009 has been set for shareholders of record of the Fund as of September 14, 2009 to vote on the Plan. If the Plan is approved, it is anticipated that the proposed reorganization will be consummated by the end of December
2009. It is expected that additional details about the proposed reorganization will be sent to shareholders in October 2009. Please read the proxy materials carefully, as they contain a fuller description of the Plan, the proposed reorganization, and LMP
Investors Value. This supplement should be retained with your Prospectus for future reference.